Exhibit 99.1


December 16, 2002                                      VIA EMAIL & UPS OVERNIGHT
                                                       -------------------------

Mr. Bradford Freeman                                   Professor Ray Goldberg
Freeman Spogli & Company                               975 Memorial Drive
11100 Santa Monica Blvd. - Suite 1900                  Apt. 701
Los Angeles, CA  90025                                 Cambridge, MA  02138

Mr. Norm Jones                                         Mr. Ed Schafer
5041 Interlachen Bluff                                 4426 Carrie Rose Lane
Edina, MN  55436                                       Fargo, ND  58104

Mr. Jim Watkins
10011 NW Highway 225-A
Ocala, FL  34482

Gentlemen:
I am writing to inform you that I am interested in acquiring all of the outstanding shares of the Class A Common Stock, par value $.01 (the "Class A Common Stock"), of RDO Equipment Co. that I do not currently own or control (the "Proposed Transaction").

If I decide to pursue the Proposed Transaction, my current intention is to make the offer directly to the Company's stockholders. Aside from conditions customary to similar tender offers, my offer would be conditioned on the tender by Company stockholders of a sufficient number of shares of Class A Common Stock such that, after the offer is completed, and assuming conversion of my shares of Class B Common Stock into shares of Class A Common Stock, I would own at least 90% of the Class A Common Stock of the Company. I would also condition my offer on the tender of at least a majority of the shares of Class A Common Stock owned by holders not affiliated with me. I would not be able to waive this latter condition. If the conditions to this offer were satisfied and the offer completed, as soon as practicable thereafter I would effect a "short-form" merger of the Company with and into the acquisition entity I will be creating. In this merger, the remaining Company stockholders would receive the same price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights.

Because my offer would be made directly to the Company's stockholders, Delaware law does not require approval of this offer by the Company's Board of Directors. Nevertheless, I am requesting that an independent committee of the Company's Board be created (the "Committee"), and that the Committee engage financial and legal advisors to advise it as to the legal obligations of the Committee and the Board in connection with the Proposed Transaction and any offer that I may make.

I have not yet finally decided the offering price I am willing to pay for shares purchased in the Proposed Transaction. However, at present I am considering an offer in a range of $5.22 to $5.66 per share. I would expect to discuss the offering price with the Committee prior to the commencement of my offer.

Although I have the financial means to pursue the Proposed Transaction, until I formally commence an offer to the Company's stockholders I reserve the right, in my sole and absolute discretion, not to proceed for any reason. Please note that if I elect to proceed with the Proposed Transaction, I intend to formally commence my offer on or about January 20, 2003. Therefore, I would appreciate that the Committee and the Board, along with its advisors, work diligently to evaluate the Proposed Transaction and any offer I might make within this timeframe.

Respectfully,


/s/ Ronald D. Offutt

Ronald D. Offutt
Chairman, Chief Executive Officer, and Principal Stockholder
cc:      Mr. Allan Knoll
         Mr. Paul Horn
         Ms. Christi Offutt
         Mr. Steve Dewald
         Mr. Tom Espel
bcc:     Thomas R. Marek, Esq.
         Bruce A. Machmeier, Esq.